EXHIBIT 99.1


Independent Review Confirms Resource Estimates for Seabridge Gold's KSM Project

Press Release
Source: Seabridge Gold Inc.
On Monday March 15, 2010, 8:00 am EDT

TORONTO, CANADA--(Marketwire - 03/15/10) - Seabridge Gold Inc. (TSX:SEA -
News)(AMEX:SA - News) - A third-party, independent review of Seabridge Gold's resource estimates for the KSM project has been completed by Behre Dolbear & Company, a leading international mining consulting firm. Based on their analysis, Behre Dolbear confirms that the KSM resource model is reasonable and appropriate. Furthermore, Behre Dolbear confirms that the resource estimates prepared by Resource Modeling Inc. ("RMI") and dated January 2010 are accurate, conform to industry practices and comply with the standards set out in National Instrument 43-101. In their review, Behre Dolbear considered alternate resource estimation procedures and parameters and concluded that any resulting differences in resource estimates and classifications are not significant, and that RMI's project-wide estimation of measured and indicated resources is conservative.

The scope of work for Behre Dolbear's review included visual inspection of drill core and a thorough examination of drilling, sampling, assaying and chain of custody procedures. Their review concluded that all Seabridge's work met or exceeded industry standards. In addition, Behre Dolbear states that quality assurance and quality control procedures employed by Seabridge were excellent and that the gold and copper standard assay comparisons and blank sample analysis were outstanding. The Behre Dolbear review was commissioned as part of the process of preparing a Preliminary Feasibility Study which is now nearing completion.

Behre Dolbear is one of the oldest, continually operating, minerals industry advisory firms in the world. Since 1911, they have specialized in studies for financial institutions, mining companies, governments and governmental agencies, legal firms, and other parties with interests in the minerals industry. Behre Dolbear's global experience covers the full spectrum of technical, operational and financial issues in a broad range of commodities including base and precious metals. The Behre Dolbear review was undertaken by Joseph A. Kantor, Michael Fitzsimonds and Dr. Stanley K. Hamilton, all of whom are Qualified Persons under National Instrument 43-101. Behre Dolbear has reviewed and consented to this news release.

The following table summarizes the mineral resource estimates prepared by RMI for the KSM project using a 0.50 gram per tonne (g/t) gold equivalent cut-off grade (see news release dated January 26, 2010 for details):

       KSM Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Zone                       Measured Mineral Resources
                  ----------------------------------------------------------
                  ----------------------------------------------------------
                                                                    Cu Lbs
                    Tonnes (000) Au (g/t)  Au Ozs (000)   Cu (%)  (millions)
----------------------------------------------------------------------------
     Mitchell         659,700      0.64       13,574       0.17      2,472
----------------------------------------------------------------------------
    Sulphurets                       No measured resources
----------------------------------------------------------------------------
       Kerr                          No measured resources
----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Total          659,700      0.64       13,574       0.17      2,472
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Zone                       Indicated Mineral Resources
                  ----------------------------------------------------------
                  ----------------------------------------------------------
                                                                    Cu Lbs
                    Tonnes (000) Au (g/t)  Au Ozs (000)   Cu (%)  (millions)
----------------------------------------------------------------------------
     Mitchell        1,080,900     0.58       20,156       0.17      4,050
----------------------------------------------------------------------------
    Sulphurets        159,000      0.63       3,221        0.28       981
----------------------------------------------------------------------------
       Kerr           237,500      0.26       1,985        0.48      2,513
----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Total         1,477,400     0.53       25,362       0.23      7,544
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Zone                Measured plus Indicated Mineral Resources
                  ----------------------------------------------------------
                  ----------------------------------------------------------
                                                                    Cu Lbs
                    Tonnes (000) Au (g/t)  Au Ozs (000)   Cu (%)  (millions)
----------------------------------------------------------------------------
     Mitchell        1,740,600     0.60       33,730       0.17      6,522
----------------------------------------------------------------------------
    Sulphurets        159,000      0.63       3,221        0.28       981
----------------------------------------------------------------------------
       Kerr           237,500      0.26       1,985        0.48      2,513
----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Total         2,137,100     0.57       38,936       0.21     10,015
----------------------------------------------------------------------------
----------------------------------------------------------------------------

----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Zone                       Inferred Mineral Resources
                  ----------------------------------------------------------
                  ----------------------------------------------------------
                                                                    Cu Lbs
                    Tonnes (000) Au (g/t)  Au Ozs (000)   Cu (%)  (millions)
----------------------------------------------------------------------------
     Mitchell         537,000      0.44       7,597        0.14      1,657
----------------------------------------------------------------------------
    Sulphurets        144,000      0.50       2,317        0.16       511
----------------------------------------------------------------------------
       Kerr            76,100      0.20        489         0.30       503
----------------------------------------------------------------------------
----------------------------------------------------------------------------
       Total          757,100      0.43       10,403       0.16      2,671
----------------------------------------------------------------------------
----------------------------------------------------------------------------

RMI is an independent consulting firm under the direction of Michael J. Lechner, Licensed Registered Geologist (Arizona) #37753, P.Geo. (British Columbia) #155344, AIPG CPG #10690 and a Qualified Person under NI-43-101. Resource Modeling Inc.'s other clients include some of the world's largest mining companies.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral resources by project and resource category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation's projects and the expected results of such work are forward-looking statements within the meaning of the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation's Annual Information Form filed with SEDAR in Canada (available at http://www.sedar.com/) for the year ended December 31, 2008 and in the Corporation's Annual Report Form 20-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

Rudi Fronk, President & C.E.O.